SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.	Notice of Results of Annual General Meeting

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30th November 2006

PRANA BIOTECHNOLOBY LIMITED
(ASX: PBT)

Results of Annual General Meeting

The Company wishes to advise that all resolutions contained in the Notice of Meeting were duly carried on a show of hands.

In accordance with Section 251AA(1) of the Corporations Act 2001, the following information is provided in relation to the resolutions considered by Members of the company at its Annual General Meeting held on 30 November 2006.

No.	Resolution	For	Against	Abstain	Chairman’s Discretion

1.	Re-Election of Prof. Colin Masters to Serve as Director	27,270,563	4,064,660	62,780	282,820

2.	Approval of Prior Issue of Securities to a Consultant	30,240,213	982,110	175,680	282,820

3.	Approval of Grant of Unquoted Options to Mr. Geoffrey Kempler or his nominee	24,984,958	6,279,745	133,300	282,820

4.	Approval of Grant of Unquoted Options to Prof. Colin Masters or his nominee	25,031,188	6,162,335	204,480	282,820

5.	Approval of Grant of Unquoted Options to Mr. Brian Meltzer or his nominee	25,486,283	5,770,920	140,800	282,820

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No.	Resolution	For	Against	Abstain	Chairman’s Discretion

6.	Approval of Grant of Unquoted Options to Mr. George Mihaly or his nominee	25,544,713	5,685,810	167,480	282,820

7.	Approval of Grant of Unquoted Options to Mr. Peter Marks or his nominee	25,884,713	5,365,810	147,480	282,820

8.	Approval of Grant of Unquoted Options to Mr. Richard Revelins or his nominee	25,464,905	5,768,310	164,788	282,820

9.	Approval for Change of Auditor	30,643,763	593,460	160,780	282,820

10.	Non-Binding Adoption of Remuneration Report	26,588,403	4,561,820	177,000	353,600

On behalf of the Board

Geoffrey Kempler
Chief Executive Officer & Chairman
Prana Biotechnology Limited

Level 2, 369 Royal Parade, Parkville Victoria Australia 3052	Telephone: 61 3 9349 4900 Facsimile: 61 4 3808 6619

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler, Executive Chairman

Date:  November 30, 2006